Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Amended Pricing Supplement to the Pricing Supplement dated April 26, 2011, to the Prospectus dated May 16, 2008 and the Prospectus Supplement dated January 25, 2010
US$300,000
Senior Medium-Term Notes, Series A
Commodity Linked Notes due April 28, 2017

You may not receive any interest on your Notes. Subject to our credit risk, we will pay annual interest payments (each, a “Coupon Payment”), to the extent interest is payable, based on the performance of an equally-weighted basket (the “Basket”) of seven commodities (each, a “Reference Component”). No Coupon Payment will be payable to you on a Coupon Payment Date unless the sum of the weighted percentage changes (as defined below) of the Reference Components on the applicable Coupon Determination Date is greater than zero. The variable interest rate (the “Coupon Rate”) will not be less than zero.

As more fully described below, any return on your Notes is subject to a cap. The Coupon Rate on each Coupon Payment Date will never exceed a cap of 11% (the “Digital Coupon”), regardless of the performance of the Reference Components.

At maturity, subject to our creditworthiness, you will receive the principal amount of your Notes and any applicable final Coupon Payment.

Because we have provided only a brief summary of the terms of the Notes above, you should read the detailed description of the terms of the Notes found in “Summary Information” and “Specific Terms of the Notes” below.

Your investment in the Notes involves certain risks. We encourage you to read the “Additional Risk Factors Specific to Your Notes” section beginning on page P-8 of this pricing supplement and in the “Risk Factors” sections beginning on page S-1 of the accompanying prospectus supplement and on page 5 of the accompanying prospectus so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Underwriter’s Commission(1)	Proceeds to Bank of Montreal
Per Note	US$1,000	US$40	US$960
Total	US$300,000	US$12,000	US$288,000
(1)	In addition to the underwriter’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-37 for further information.

BMO CAPITAL MARKETS
Amended Pricing Supplement dated April 28, 2011

SUMMARY INFORMATION

We refer to the Notes we are offering by this pricing supplement as the “Notes.” Each of the Notes, including your Notes, has the terms described below and under “Specific Terms of the Notes.” In addition, references to the “accompanying prospectus” mean the accompanying prospectus, dated May 16, 2008, as supplemented by the accompanying prospectus supplement, dated January 25, 2010, of Bank of Montreal, relating to the Senior Medium-Term Notes, Series A program of Bank of Montreal.

Key Terms

Issuer:	Bank of Montreal.

Issue:	Senior Medium-Term Notes, Series A

Principal Amount:	US$300,000. The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 (except for certain non-U.S. investors for whom the denomination will be higher).

Pricing Date:	April 26, 2011.

Issue Date:	April 29, 2011.

Maturity Date:
April 28, 2017, resulting in a term of approximately six years. The Maturity Date may be postponed if the last Coupon Determination Date is postponed. See “Specific Terms of the Notes—Market Disruption Events.”

Coupon Payment Dates:
The 30th of April of each year during the term of the Notes, or if that day is not a Business Day, the last Business Day of April, beginning with April 30, 2012 and ending with the Maturity Date; provided however if the last scheduled Business Day of April of any year is not a Business Day, then the next day which is a Business Day will be the relevant Coupon Payment Date. Each Coupon Payment Date is subject to postponement as described in “Specific Terms of the Notes—Market Disruption Events” below.

Coupon Determination Dates:	Five (5) Business Days prior to each Coupon Payment Date.

Payment at Maturity:	At maturity, you will receive the principal amount of your Notes plus the final Coupon Payment, if any.

Underlying Asset:
An equally-weighted basket (the “Basket”) consisting of three exchange-traded commodity futures contracts (each, a “Futures Contract”) and four commodity spot prices (each a “Spot Price”). Each Futures Contract and Spot Price is a “Reference Component.” Each Reference Component will be assigned an equal weight in the Basket (a “Component Weight”).

Reference Component	Bloomberg Symbol	Component Weight	Initial Price*

Copper Spot Price	LOCADY <Comdty>	1/7	9,455.50

Nickel Spot Price	LONIDY <Comdty>	1/7	26,240.00

Silver Spot Price	SLVRLN <Index>	1/7	4,548.00

Gold Spot Price	GOLDLNPM <Index>	1/7	1,497.50

Sugar Futures Contract	SB1 <Comdty>	1/7	24.94

Brent Crude Oil Futures Contract	CO1 <Comdty>	1/7	124.14

Cotton Futures Contract	CT1 <Comdty>	1/7	152.02

*See "Initial Price" below for a more complete description of the Initial Prices for the Reference Components.

See “Information Regarding the Reference Components” below for a more complete description of the composition of the Basket.

Coupon Payments:	For each $1,000 principal amount of the Notes, the Coupon Payment on each Coupon Payment Date will equal the product of (i) $1,000 and (ii) the Coupon Rate.

Coupon Rate:
The Coupon Rate for each Coupon Payment Date will equal the sum of the weighted percentage changes of the Reference Components. The “weighted percentage change” for each Reference Component will equal (i) the Commodity Performance for that Reference Component on the applicable Coupon Determination Date multiplied by (ii) its Component Weight. The Coupon Rate will not be less than 0%.

See the section headed “Hypothetical Coupon Rates Payable on the Notes” for examples of the calculation of the Coupon Rate.

Commodity Return:	For each Reference Component, the Commodity Return will be calculated as follows:

Commodity Performance:	For each Reference Component, the Commodity Performance will be:
(i) if the Commodity Return is greater than 0%, the Digital Coupon;

(ii) if the Commodity Return is equal to or less than 0% but greater than the Floor, the Commodity Return; and

(iii) if the Commodity Return is equal to or less than the Floor, the Floor.

Digital Coupon:	11%

Floor:	-15% for each Reference Component.

Initial Price:
For each Reference Component other than the Cotton Futures Contract, the Initial Price is the Closing Price for that Reference Component on the Pricing Date.  On the Pricing Date and April 27, 2011, a market disruption event occurred with respect to the Cotton Futures Contract because the exchange published settlement price for the Cotton Futures Contract on each of these days was a “limit price.” As a result, the Initial Price for the Cotton Futures Contract is the Closing Price for that Reference Component on April 28, 2011, which was the first trading day after the Pricing Date on which there was no market disruption event with respect to the Cotton Futures Contract.

Final Price:
For each Reference Component, the Final Price will be the Closing Price for that Reference Component on the applicable Coupon Determination Date, in each case subject to postponement in the event of a market disruption event.

Closing Price:	The Closing Price for each Reference Component is as follows:

	•	Copper Spot Price: The official ‘cash offer’ “settlement price” at 12:35 (London time) quoted in U.S. dollars per metric ton of copper Grade A on The London Metal Exchange Limited (the “LME”) or its successor, as determined and made public by the LME and available on Bloomberg page LOCADY <Comdty>.

	•	Nickel Spot Price: The official ‘cash offer’ “settlement price” at 13:05 p.m. (London time) quoted in U.S. dollars per metric ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LONIDY <Comdty>.

	•	Silver Spot Price: The afternoon fixing price per troy ounce of Silver for delivery in London through a member of The London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as made public by The London Silver Market Fixing Ltd. and displayed on Bloomberg page SLVRLN <Index>.

	•	Gold Spot Price: The afternoon fixing price per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as made public by The London Gold Market Fixing Ltd. and displayed on Bloomberg page GOLDLNPM <Index>.

	•	Sugar Futures Contract: The official settlement price for the first nearby Sugar No. 11 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page SB1 <Comdty>; provided however if the applicable Coupon Determination Date falls after the expiration date of the option contract for the first nearby Sugar No. 11 futures contract, the Closing Price will be the official settlement price for the second nearby Sugar No. 11 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page SB2 <Comdty>.

	•	Brent Crude Oil Futures Contract: The official settlement price for the first nearby Brent crude oil futures contract quoted in U.S. dollars per barrel on ICE Futures Europe or its successor, as displayed on Bloomberg page CO1 <Comdty>.

	•	Cotton Futures Contract: The official settlement price for the first nearby deliverable grade Cotton No. 2 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page CT1 <Comdty>; provided however if the applicable Coupon Determination Date falls after the expiration date of the option contract for the first nearby Cotton No. 2 futures contract, the Closing Price will be the official settlement price for the second nearby Cotton No. 2 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page CT2 <Comdty>.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg, as described under “Ownership and Book-Entry Issuance” in the accompanying prospectus).

Listing:	The Notes will not be listed on any securities exchange.

CUSIP:	06366QGE1

Calculation Agent:	BMO Capital Markets Corp.

Underwriter:	BMO Capital Markets Corp.

HYPOTHETICAL COUPON RATES PAYABLE ON THE NOTES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Final Prices could have on the Coupon Rate, assuming all other variables remain constant. No one can predict what the prices of the Reference Components will be on any day during the term of the Notes, and no one can predict what the Final Prices on any Coupon Determination Date will be. The Reference Components have been highly volatile in the past – meaning that their values have changed considerably in relatively short periods – and their performance cannot be predicted for any future period.

If you sell your Notes in a secondary market, your return will depend in part on the market value of the Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates and the volatility of the Reference Components. See “Additional Risk Factors Specific to Your Notes—Many factors affect the market value of the Notes.” The examples are based on the following:

•	a principal amount of $1,000;

•	the Initial Prices;

•	the Digital Coupon of 11%;

•	the Floor of -15%;

•
neither a market disruption event (as defined on page P-18) with respect to any commodity underlying a Reference Component nor a non-trading day occurs or is continuing on any originally scheduled Coupon Determination Date; and

•	no change in or affecting any of the Reference Components or the commodities underlying the Reference Components.

For these reasons, the actual performance of the Reference Components over the term of the Notes, as well as the payment at maturity, may bear little relation to the hypothetical examples shown below or the historical values of the Reference Components set forth elsewhere in this pricing supplement. For information about the historical values of the Reference Components during recent periods, see “Information Regarding the Reference Components—Historical Information” below. Before investing in the Notes, you should consult publicly available information to determine the Closing Prices of the Reference Components between the date of this pricing supplement and the date of your purchase of the Notes.

In addition, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the commodities underlying the Reference Components.

Example 1: In this example, the Commodity Returns for the Reference Components are varied (some are positive and some are negative, but none are less than the Floor). The Coupon Rate is 6.64% for this Coupon Determination Date. Therefore, the Coupon Payment on the applicable Coupon Payment Date would be $66.40 for each $1,000 in principal amount of the Notes.

Reference Component	Initial Price	Hypothetical Final Price	Component Weight	Commodity Return	Commodity Performance*
Copper Spot Price	9,455.50	10,400.90	1/7	10.00%	11.00%
Nickel Spot Price	26,240.00	28,207.75	1/7	7.50%	11.00%
Silver Spot Price	4,548.00	4,889.00	1/7	7.50%	11.00%
Gold Spot Price	1,497.50	1,444.33	1/7	-3.55%	-3.55%
Sugar Futures Contract	24.94	25.19	1/7	1.00%	11.00%
Brent Crude Oil Futures Contract	124.14	117.93	1/7	-5.00%	-5.00%
Cotton Futures Contract	152.02	174.82	1/7	15.00%	11.00%
Coupon Rate = 6.64%
*The Commodity Performance of any Reference Component will not exceed the Digital Coupon of 11.00% or be less than the Floor.

Coupon Payment = $1,000 × 6.64% = $66.40

Example 2: In this example, three of the Reference Components had positive Commodity Returns and therefore had a Commodity Performance equal to the Digital Coupon. One had a negative return but was greater than the Floor and therefore had a Commodity Performance equal to its Commodity Return and three had negative returns that were significantly less than the Floor and therefore had a Commodity Performance equal to the Floor. Although several individual returns were positive, the Coupon Rate is 0.00% for this Coupon Determination Date. Therefore, the Coupon Payment on the applicable Coupon Payment Date would be $0.00 for each $1,000 in principal amount of the Notes.

Reference Component	Initial Price	Hypothetical Final Price	Component Weight	Commodity Return	Commodity Performance*
Copper Spot Price	9,455.50	10,400.90	1/7	10.00%	11.00%
Nickel Spot Price	26,240.00	28,340.00	1/7	8.00%	11.00%
Silver Spot Price	4,548.00	4,821.00	1/7	6.00%	11.00%
Gold Spot Price	1,497.50	1,168.40	1/7	-21.98%	-15.00%
Sugar Futures Contract	24.94	24.35	1/7	-2.37%	-2.37%
Brent Crude Oil Futures Contract	124.14	104.47	1/7	-15.85%	-15.00%
Cotton Futures Contract	152.02	123.56	1/7	-18.72%	-15.00%
Coupon Rate = -2.05%

*The Commodity Performance of any Reference Component will not exceed the Digital Coupon of 11.00% or be less than the Floor.

Coupon Payment = $0.00

Because in no event will the Coupon Rate determined on any Coupon Determination Date be less than 0%, the Coupon Rate is 0%.

Example 3: In this example, the Commodity Return for each of the Reference Components is positive and exceeds the Digital Coupon. However, each Reference Component had a Commodity Performance equal to the Digital Coupon. The Coupon Rate is 11.00% for this Coupon Determination Date. Therefore, the Coupon Payment on the applicable Coupon Payment Date would be $110.00 for each $1,000 in principal amount of the Notes.

Reference Component	Initial Price	Hypothetical Final Price	Component Weight	Commodity Return	Commodity Performance*
Copper Spot Price	9,455.50	11,426.50	1/7	20.85%	11.00%
Nickel Spot Price	26,240.00	29,940.00	1/7	14.10%	11.00%
Silver Spot Price	4,548.00	5,304.00	1/7	16.62%	11.00%
Gold Spot Price	1,497.50	1,775.39	1/7	18.56%	11.00%
Sugar Futures Contract	24.94	31.10	1/7	24.70%	11.00%
Brent Crude Oil Futures Contract	124.14	139.61	1/7	12.46%	11.00%
Cotton Futures Contract	152.02	175.33	1/7	15.33%	11.00%
Coupon Rate = 11.00%

*The Commodity Performance of any Reference Component will not exceed the Digital Coupon of 11.00% or be less than the Floor.

Coupon Payment = $1,000 × 11.00% = $110.00

Example 4: In this example, the Commodity Return for each of the Reference Components is slightly positive but none exceeds the Digital Coupon. Nevertheless, each Reference Component had a Commodity Performance equal to the Digital Coupon. The Coupon Rate is 11.00% for this Coupon Determination Date. Therefore, the Coupon Payment on the applicable Coupon Payment Date would be $110.00 for each $1,000 in principal amount of the Notes.

Reference Component	Initial Price	Hypothetical Final Price	Component Weight	Commodity Return	Commodity Performance*
Copper Spot Price	9,455.50	9,503.00	1/7	0.50%	11.00%
Nickel Spot Price	26,240.00	26,502.00	1/7	1.00%	11.00%
Silver Spot Price	4,548.00	4,639.00	1/7	2.00%	11.00%
Gold Spot Price	1,497.50	1,557.45	1/7	4.00%	11.00%
Sugar Futures Contract	24.94	25.81	1/7	3.49%	11.00%
Brent Crude Oil Futures Contract	124.14	125.63	1/7	1.20%	11.00%
Cotton Futures Contract	152.02	157.03	1/7	3.30%	11.00%
Coupon Rate = 11.00%

*The Commodity Performance of any Reference Component will not exceed the Digital Coupon of 11.00% or be less than the Floor.

Coupon Payment = $1,000 × 11.00% = $110.00

We cannot predict the actual Final Prices on any Coupon Determination Date or the market value of your Notes, nor can we predict the relationship between the prices of the Reference Components and the market value of your Notes at any time prior to the Maturity Date. The actual Coupon Rate for your Notes will depend on the actual Final Prices determined by the Calculation Agent. In addition, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the Coupon Payment to be paid in respect of your Notes, if any, on any Coupon Payment Date may be very different from the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and the accompanying prospectus supplement. The Notes are a riskier investment than ordinary debt securities. Also, the Notes are not equivalent to investing directly in the commodities underlying the Reference Components. You should carefully consider whether the Notes are suited to your particular circumstances.

General Risks Relating to the Notes

You may not receive any Coupon Payments on the Notes. Your return on the Notes will be the Coupon Payments, if any, that will be paid annually over the term of the Notes and which depend on the performance of the Reference Components. If the Closing Price of one or more Reference Components decreases from the Pricing Date to the applicable Coupon Determination Date, this will result in a negative Commodity Performance for that Reference Component and any negative Commodity Performance will offset, in some instances entirely, the positive Commodity Performances of the other Reference Components, resulting in a reduction in the Coupon Rate. If the Coupon Rate is determined to be 0% for each of the Coupon Payment Dates, you will not receive any Coupon Payments during the term of the Notes.

Your return may be lower than the return on a conventional debt security of comparable maturity. The return that you receive on your Notes, if any, may be less than the return you could earn if you purchased a conventional senior debt security of Bank of Montreal with the same maturity date. The Coupon Rate payable on the Notes is uncertain and may be zero. If the Coupon Rate is less than zero, you will receive no Coupon Payment for the applicable Coupon Payment Date, a return of 0% on your investment.

Even if you receive a positive return, your yield may be less than the yield you would earn if you purchased a conventional senior debt security of Bank of Montreal with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors, including inflation, that affect the time value of money.

The Notes are intended to be held to maturity. You will only be entitled to receive your principal if you hold your Notes until maturity. If you sell your Notes prior to maturity, you may incur a substantial loss. There may be little or no secondary market for the Notes. In addition, the price at which you purchase the Notes includes hedging costs and profits that Bank of Montreal or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the Issue Date.

The Coupon Rate payable on your Notes is limited to the Digital Coupon, regardless of any increase in the prices of the Reference Components. Because the Commodity Performance for each of the Reference Components is limited to the Digital Coupon, your Notes will provide less opportunity to participate in the appreciation of the Reference Components than an investment in a security linked to the Reference Components providing full participation in the appreciation, because the maximum Coupon Rate payable on your Notes will not exceed the Digital Coupon. Accordingly, your return on the Notes may be less than your return would be if you invested in a security directly linked to the positive performance of the Reference Components.

Owning the Notes is not the same as owning the commodities underlying the Reference Components or a security directly linked to the performance of those commodities. The Coupon Rate payable on your Notes will not reflect the return you would realize if you actually owned the physical commodities underlying the Reference Components (the “Underlying Commodities”) or a security directly linked to the performance of those commodities and held that investment for a similar period. Your Notes may trade quite differently from the Reference Components or the Underlying Commodities. Changes in the prices of the Reference Components or the Underlying Commodities may not result in comparable changes in the market value of your Notes. Even if the prices of the Reference Components increase from the Initial Prices during the term of your Notes, the market value of your Notes prior to maturity may not increase to the same extent. It is also possible for the market value of your Notes prior to maturity to decrease while the prices of the Reference Components or the Underlying Commodities increase. See “—The market value of your Notes may be influenced by many unpredictable factors” and “—Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.”

The Notes may not have an active trading market. The Notes will not be listed on any securities exchange, and there may be little or no secondary market for your Notes. Even if a secondary market for your Notes develops, it may not provide enough liquidity to allow you to trade or sell your Notes easily, and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. BMO Capital Markets Corp. may offer to purchase the Notes in the secondary market, but is not required to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy your Notes.

The market value of your Notes may be influenced by many unpredictable factors. The following factors, many of which are beyond our control, may influence the market value of your Notes:

•	the prices of the Reference Components;

•
the volatility (frequency and magnitude of changes in the value) of the prices of the Reference Components and, in particular, market expectations regarding the volatility of the prices of the Reference Components;

•
economic, financial, political, military, regulatory, legal or other events as well as other conditions that affect the applicable commodities markets generally and the U.S. markets in particular, and which may affect the prices of the Reference Components;

•	interest rates in the U.S. market;

•	changes that affect the Reference Components, such as discontinuations of trading in or modifications of a Reference Component; and

•	the time remaining to maturity of the Notes.

These factors interrelate in complex ways. The effect of one factor may offset an increase in the market value of the Notes caused by another factor and the effect of one factor may compound a decrease in the market value of the Notes caused by another factor. These factors may influence the market value of your Notes if you sell your Notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of your Notes. If you sell your Notes prior to maturity, you may receive less than the principal amount of your Notes.

Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of your Notes. The Notes are our senior unsecured debt securities. As a result, your receipt of any Coupon Payment or your principal at maturity is dependent upon our ability to repay our obligations at that time. This will be the case even if the prices of the Reference Components increase after the Pricing Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

In addition, our credit ratings and credit spreads may adversely affect the market value of your Notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of your Notes.

Changes in the price of one or more Reference Components may be offset by changes in the price of one or more other Reference Components. A change in the price of one or more Reference Components may not correlate with changes in the price of one or more other Reference Components. The price of one or more Reference Components may increase, while the price of one or more other Reference Components may not increase as much, or may even decrease. Therefore, in determining the Coupon Rate, increases in the price of one Reference Component may be moderated, or wholly offset, by lesser increases or decreases in the price of one or more other Reference Components. Because the Commodity Performance for each of the Reference Components is limited to the Digital Coupon, a decrease in the price of any single Reference Component by -11% or more cannot be offset by the increase in the price of any other single Reference Component.

Performances among the Reference Components may become highly correlated, which may adversely affect the value of the Notes. Performances among the Reference Components may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in a particular sector represented by the Reference Components. High correlation during periods of negative returns among the Reference Components may adversely affect the Coupon Rate and the value of the Notes.

The Coupon Rate will not be affected by all developments relating to the Reference Components. Changes in the prices of the Reference Components during the term of the Notes before the applicable Coupon Determination Date will not be reflected in the calculation of the Coupon Rate. The Calculation Agent will determine the Coupon Rate on the applicable Coupon Determination Date by comparing only the Final Prices to the Initial Prices. No other prices of the Reference Components will be taken into account. As a result, the Coupon Rate may be reduced or may be 0%, even if the price of one or more Reference Components has increased at certain times during the term of the Notes before decreasing to a price below the Initial Price as of the applicable Coupon Determination Date.

We will not hold any commodity futures contracts or commodities for your benefit. The indenture and the terms governing your Notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the commodity futures contracts or commodities underlying the Reference Components that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any commodity futures contracts or commodities. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You must rely on your own evaluation of the merits of an investment linked to the Reference Components. In the ordinary course of their business, our affiliates may have expressed views on expected movements in any Reference Component or Underlying Commodity, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Component or Underlying Commodity may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Components and the Underlying Commodities from multiple sources, and you should not rely solely on views expressed by our affiliates.

Our trading and other transactions relating to the Reference Components or the Underlying Commodities, futures, options or other derivative products may adversely affect the market value of your Notes. As described below under “Use of Proceeds and Hedging,” we or one or more affiliates will enter into hedging transactions with respect to our obligations under the Notes. One or more of our hedging counterparties, including BMO Capital Markets Corp., may hedge their exposure to us under our hedging transactions by purchasing or selling the Underlying Commodities, listed or over-the-counter options, futures and other instruments linked to any Reference Component or the Underlying Commodities, or other derivative instruments with returns linked or related to changes in the performance of any Reference Component or Underlying Commodity. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Although they are not expected to do so, any of these hedging activities may adversely affect the trading prices of the Underlying Commodities and/or the prices of the Reference Components, and, therefore, the market value of your Notes, and the Coupon Rate. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities, even though the market value of your Notes decreases.

We or one or more of our affiliates may also engage in trading relating to the Basket or one or more of the Reference Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the prices of the Reference Components and, therefore, the market value of your Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Basket or one or more of the Reference Components. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of your Notes.

The inclusion of the underwriting commission and hedging profits, if any, in the initial public offering price of your Notes and certain hedging costs are likely to adversely affect the price at which you can sell your Notes. Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. may be willing to purchase your Notes in secondary market transactions (if BMO Capital Markets Corp. makes a market in the Notes) will be lower than the initial public offering price. The initial public offering price includes, and any secondary market bid price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price also includes, and any bid price quoted to you likely will exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the Notes. In addition, any such bid price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. In addition, any such bid prices may differ from values determined by pricing models used by BMO Capital Markets Corp.

The Calculation Agent may postpone the determination of one or more Final Prices and, therefore, a Coupon Payment Date or the Maturity Date if a market disruption event occurs. The determination of one or more Final Prices may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the applicable Coupon Determination Date with respect to any Reference Component. If a postponement occurs, the Calculation Agent will use the Closing Price of the affected Reference Component on the first subsequent trading day on which no market disruption event occurs or is continuing. In no event, however, will any Coupon Determination Date be postponed for more than five trading days. As a result, if a market disruption event occurs or is continuing on any Coupon Determination Date, the applicable Coupon Payment Date or the Maturity Date would also be postponed, although not by more than five trading days.

If the determination of the Final Price of a Reference Component is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Price of the affected Reference Component will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Price that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Market Disruption Events.” You will not be entitled to compensation from us or the Calculation Agent for any loss suffered as a result of the occurrence of a market disruption event, any resulting delay in payment or any change in the price of any Reference Component after the applicable Coupon Determination Date.

As Calculation Agent, BMO Capital Markets Corp. will have the authority to make determinations that could affect the market value of your Notes and your Coupon Payments, if any. As Calculation Agent for your Notes, BMO Capital Markets Corp. will have discretion in making various determinations that affect your Notes, including determining the Final Prices on the Coupon Determination Dates, which it will use to determine the Coupon Rate, determining whether any market disruption events have occurred and the default amount and any amount payable on your Notes. See “Specific Terms of the Notes” below. The Calculation Agent also has discretion in making certain adjustments relating to discontinuation or modification of a Reference Component. The exercise of this discretion by BMO Capital Markets Corp. could adversely affect the market value of your Notes and may present BMO Capital Markets Corp., which is our wholly-owned subsidiary, with a conflict of interest of the kind described under “Risk Factors—Risks Relating to Indexed Notes—We May Have Conflicts of Interest Regarding an Indexed Note” in the accompanying prospectus supplement. We may change the Calculation Agent at any time without notice and BMO Capital Markets Corp. may resign as Calculation Agent at any time upon 60 days’ written notice to Bank of Montreal.

The historical performance of the Reference Components should not be taken as an indication of their future performance. The Final Prices of the Reference Components will determine the Coupon Rate payable on the Notes for each Coupon Payment Date. The historical performance of the Reference Components does not necessarily give an indication of their future performance. As a result, it is impossible to predict whether the prices of the Reference Components will rise or fall during the term of your Notes. The prices of the Reference Components will be influenced by complex and interrelated political, economic, financial and other factors. See “—Risks Relating to the Reference Components—The prices of the Reference Components are subject to volatile price movements and are affected by numerous factors, and changes in those prices may affect the value of the Notes in unforeseeable ways” below.

U.S. taxpayers will be required to pay taxes on the Notes each year. We intend to treat the Notes as debt instruments subject to Treasury regulations governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the Notes based on the comparable yield for the Notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the Notes will be ordinary income. Any loss you may recognize upon the sale of Notes will generally be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the Notes exceeded the total net negative adjustments that you took into account as ordinary loss, and thereafter will be capital loss.

For further discussion, see “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations” below.

Insurance companies and employee benefit plans should carefully review the legal issues of an investment in the Notes. Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as “ERISA,” or the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing Notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the Notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the Notes. These issues are discussed in more detail in the section “Employee Retirement Income Security Act” below.

Risks Relating to the Reference Components

You will not have any rights with respect to any commodity futures contracts or commodities underlying the Reference Components or rights to receive any commodity futures contracts or commodities. Investing in the Notes will not make you a holder of any commodity futures contracts or any commodities underlying the Reference Components. Neither you nor any other holder or owner of the Notes will have any rights with respect to any futures contracts or commodities. Any amounts payable on your Notes will be made in cash, and you will have no right to receive any futures contracts or any commodity underlying the Reference Components.

Commodity prices and the prices of the Reference Components may change unpredictably, affecting the value of your Notes in unforeseeable ways. Commodity prices as well as the prices of the Reference Components are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related futures contracts. These factors may affect the prices of the Reference Components and the market value of your Notes in varying ways, and different factors may cause the prices of different commodities and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.

The price movements in commodity futures contracts may not correlate with changes in the underlying commodities’ spot prices. A commodity futures contract is an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. The price of a futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity. In the commodities’ markets, price movements in futures contracts may not correlate with changes in the underlying physical commodities’ spot prices. As a result, increases in the spot prices of the underlying commodities may not result in an increase in the prices of the Futures Contracts included in the Reference Components. The prices of the Futures Contracts included in the Reference Components may decrease while the spot prices of the underlying commodities remain stable or increase, or do not decrease to the same extent.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the market value of your Notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Certain exchanges have regulations which limit the amount of fluctuations in futures contracts that may occur during a single trading day. These limits are generally referred to as “daily price fluctuation limits,” and the maximum or minimum price of a futures contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular futures contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular futures contract or forcing the liquidation of futures contracts at disadvantageous times or prices. These circumstances could affect the prices of the Reference Components and could therefore adversely affect the market value of your Notes.

The Reference Components include only a selection of commodities from the metals, energy and agriculture sectors, and do not represent a broad investment in any of those sectors. While the Notes provide exposure to three sectors of commodities: metals, energy and agriculture, the Reference Components include only a selection of commodities from each sector. An investment in the Notes may therefore carry risks similar to a concentrated investment in the selected commodities for the applicable sector, and will be less diversified than securities linked to a broad range of commodities in that sector. The prices of other commodities in those sectors may increase while the prices of the Underlying Commodities may not increase as much or may even decrease. Accordingly, a decline in the prices of these selected commodities may adversely affect the value of the Notes.

The prices of the Reference Components are subject to volatile price movements and are affected by numerous factors, and changes in those prices may affect the value of the Notes in unforeseeable ways. The prices of the Reference Components may fluctuate rapidly based on numerous factors, including supply and demand, levels of production and production costs, government policies and actions (particularly in important producing countries), weather, labor or political unrest, fiscal, monetary, and exchange control programs, and global and regional economic, financial, political, regulatory, judicial or other events.

With respect to Reference Components that are in the metals sector, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the prices of gold and silver are generally quoted), interest rates and gold borrowing and lending rates may adversely affect the prices of gold and silver. Gold and silver prices may also be affected by lending, sales, and purchases of gold and silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold or silver. Demand for copper and nickel (the main use of which is in the manufacture of stainless steel) is significantly influenced by the level of global industrial economic activity. In recent years, demand has been supported by strong consumption from newly industrializing countries, which continue to be in a copper- and nickel-intensive period of economic growth as they develop their infrastructure, such as China, which is a large consumer of copper and nickel. Any slowdown in economic growth in these countries will likely result in a decrease in demand for industrial base products, including copper and nickel, and may cause a decrease in copper and nickel prices.

With respect to Reference Components that are in the agriculture sector, changes in floods, drought and freezing conditions, changes in world diets and consumption, planting decisions and the development of alternative energy sources may adversely affect the market prices for those commodities. In addition, technological advances could lead to increase in worldwide production of agricultural commodities and corresponding decreases in the prices of those commodities.

With respect to Brent crude oil, the Reference Component in the energy sector, technological advances or the discovery of new oil reserves could lead to increases in worldwide production of that commodity and a corresponding decrease in the price of that Reference Component. Further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could reduce the demand for crude oil products and result in lower prices for that commodity. In addition, the price of oil is affected by direct government intervention such as embargos and supply disruptions in major producing or consuming regions. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the price of crude oil. Market expectations about these events and speculative activity also may cause the price to fluctuate unpredictably.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. These efforts at supply curtailment, or the cessation of supply, could affect the price of crude oil.

In the event of any of these developments, the prices of the applicable Reference Components and the value of the Notes could decline. It is not possible to predict the aggregate effect of all or any combination of these factors.

The Notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”). Unlike a direct investment in futures contracts related to the Underlying Commodities, your investment in the Notes does not afford you the benefits of the regulatory protections of the CFTC. You will not benefit from the CFTC’s or any other non-U.S. regulators’ regulatory protections that are afforded to persons who trade in futures contracts through a registered futures merchant or operator.

Unlike an investment in notes linked to the performance of one or more commodities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator.” Because your Notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

Legislative, regulatory and administrative changes could negatively impact the return on your Notes. Changes in laws, regulations or administrative practices, including with respect to taxation, could reduce the payments due on your Notes. Various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. In the United States in particular, the regulation of commodity transactions is subject to ongoing modification by governmental and judicial action. On July 21, 2010, the Wall Street Transparency and Accountability Act of 2010, which is Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act, was enacted. This legislation provides for significant direct regulation of, among other entities, over-the-counter (“OTC”) derivatives markets, OTC derivatives dealers and major non-dealer participants. Several departments and agencies of the U.S. federal government are expected to enact rules and regulations during the next several years which will effect certain provisions of this legislation, and subject the relevant entities to additional rules; the full impact of these regulatory actions cannot be predicted as of the date of this pricing supplement. These actions could cause unexpected volatility and instability in commodity markets, with a substantial and adverse effect on the performance of the Reference Components and, consequently, the value of your Notes and the Coupon Rate.

An investment in the Notes is subject to risks associated with the trading of commodities on the LME. The Closing Prices of copper and nickel will be the official ‘cash offer’ “settlement prices” of those commodities quoted on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME commodities. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of that contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME commodities on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME commodities for certain delivery dates. If these aberrations are occurring on one or more Coupon Determination Dates, the Copper Spot Price or the Nickel Spot Price could be affected in a manner that adversely affects the Coupon Rate. For additional information about the LME, please see the section below, “Information Regarding the Reference Components—The LME.”

An investment in the Notes may be subject to risks associated with the LBMA. The Closing Prices of gold and silver will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self regulatory association of bullion market participants. Although all market-making members of the LMBA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA ceases operations, or if bullion trading becomes subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA price fixings as a global benchmark for the value of the relevant commodities may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA commodities. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

An investment in the Notes will be subject to risks associated with non-U.S. commodities markets. The Reference Components include one or more futures contracts on commodities that trade on non-U.S. commodity exchanges that are not regulated by U.S. regulatory authorities. An investment in securities linked to the value of non-U.S. futures contracts involves particular risks. Non-U.S. commodities markets may be more volatile than U.S. commodities markets, and market developments may affect non-U.S. commodities markets differently from the U.S. commodities markets. Direct or indirect government intervention to stabilize these non-U.S. commodities markets may affect trading prices and volumes in those markets. The regulations of the CFTC do not apply to trading on non-U.S. commodity exchanges, and trading on non-U.S. commodity exchanges may involve different and greater risks than trading on U.S. commodity exchanges. Certain non-U.S. markets may be more susceptible to disruption than U.S. commodity exchanges due to the lack of a government-regulated clearinghouse system. Trading on non-U.S. commodity exchanges also involves certain other risks that are not applicable to trading on U.S. commodity exchanges. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events. It also is possible that the foreign country or non-U.S. commodity exchange may not have laws or regulations which adequately protect the rights and interests of investors in the futures contracts included in or represented by the Reference Components.

SPECIFIC TERMS OF THE NOTES

This pricing supplement and the accompanying prospectus dated May 16, 2008 (the “accompanying prospectus”), relating to the Notes, should be read together. Because the Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series A, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated January 25, 2010 (the “accompanying prospectus supplement”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. The Notes will be issued in book-entry form through The Depository Trust Company. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series A” that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific terms that apply to the Notes. Terms that apply generally to our medium term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described in this pricing supplement supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described in this pricing supplement are controlling.

We describe particular terms of the Notes in more detail below.

Construction of the Basket

The Coupon Rate payable on the Notes is linked to the performance of an equally-weighted basket (the “Basket”) consisting of three exchange-traded commodity futures contracts (each, a “Futures Contract”) and four commodity spot prices (each a “Spot Price”). Each Futures Contract and Spot Price is a “Reference Component.” Each Reference Component will be assigned an equal weight in the Basket (a “Component Weight”).

Reference Component	Bloomberg Symbol	Component Weight	Initial Price*
Copper Spot Price	LOCADY <Comdty>	1/7	9,455.50

Nickel Spot Price	LONIDY <Comdty>	1/7	26,240.00

Silver Spot Price	SLVRLN <Index>	1/7	4,548.00

Gold Spot Price	GOLDLNPM <Index>	1/7	1,497.50

Sugar Futures Contract	SB1 <Comdty>	1/7	24.94

Brent Crude Oil Futures Contract	CO1 <Comdty>	1/7	124.14

Cotton Futures Contract	CT1 <Comdty>	1/7	152.02

*See the definition of "Initial Price" below for a more complete description of the Initial Prices for the Reference Components.

Calculation of the Coupon Rate

Subject to our credit risk, we will pay annual interest payments (each, a “Coupon Payment”), to the extent interest is payable, based on the performance of the Basket. No Coupon Payment will be payable to you on a Coupon Payment Date unless the sum of the weighted percentage changes of the Reference Components on the applicable Coupon Determination Date is greater than zero. The variable interest rate (the “Coupon Rate”) will not be less than zero.

For each $1,000 principal amount of the Notes, the Coupon Payment on each Coupon Payment Date will equal the product of (i) $1,000 and (ii) the Coupon Rate.

The “Coupon Rate” for each Coupon Payment Date will equal the sum of the weighted percentage changes of the Reference Components. The “weighted percentage change” for each Reference Component will equal (i) the Commodity Performance for that Reference Component on the applicable Coupon Determination Date multiplied by (ii) its Component Weight. The Coupon Rate will not be less than 0%.

For each Reference Component, the “Commodity Return” will be calculated as follows:

For each Reference Component, the “Commodity Performance” will be:

(i)             if the Commodity Return is greater than 0%, the Digital Coupon;

(ii)            if the Commodity Return is equal to or less than 0% but greater than the Floor, the Commodity Return; and

(iii)           if the Commodity Return is equal to or less than the Floor, the Floor.

The “Digital Coupon” is 11% for each Reference Component. The “Floor” is -15% for each Reference Component.

For each Reference Component other than the Cotton Futures Contract, the “Initial Price” is the Closing Price for that Reference Component on the Pricing Date.  On the Pricing Date and April 27, 2011, a market disruption event occurred with respect to the Cotton Futures Contract because the exchange published settlement price for the Cotton Futures Contract on each of these days was a “limit price.” As a result, the “Initial Price” for the Cotton Futures Contract is the Closing Price for that Reference Component on April 28, 2011, which was the first trading day after the Pricing Date on which there was no market disruption event with respect to the Cotton Futures Contract.

For each Reference Component, the “Final Price” will be the Closing Price for that Reference Component on the applicable Coupon Determination Date.

The “Closing Price” for each Reference Component is as set forth on page P-3 above.

For as long as the Notes are held in book-entry only form, the regular record date for each Coupon Payment will be the second Business Day immediately preceding the applicable Coupon Payment Date. See “Description of the Notes We May Offer—Interest” in the accompanying prospectus supplement.

Payment at Maturity

At maturity, you will receive the principal amount of your Notes plus the final Coupon Payment, if any. If the Maturity Date falls on a day that is not a Business Day, we will pay the required amount on the first subsequent Business Day, and no additional interest will accrue on the Notes as a result.

Adjustments to a Reference Component

If at any time after the Pricing Date, the applicable market or exchange of a futures contract, a spot price, or a fixing price (“the Component Publisher”) makes a material change in the formula or specification for or the method of calculating a Reference Component, or in any other way materially modifies a Reference Component so that the Reference Component does not, in the opinion of the Calculation Agent, fairly represent the price of that Reference Component had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Closing Price of that Reference Component is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a price of that Reference Component as if those changes or modifications had not been made, and calculate the Closing Price with reference to that Reference Component, as so adjusted. Accordingly, if the method of calculating a Reference Component is modified so that the price of that Reference Component is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that Reference Component in order to arrive at a price of that Reference Component as if it had not been modified. The Calculation Agent will cause written notice of these calculations and adjustments to the trustee, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

Discontinuance of a Reference Component

If a Component Publisher discontinues the publication, trading, or listing of a Reference Component, and that Component Publisher or another entity publishes, trades, or lists its successor or substitute that the Calculation Agent determines, in its sole discretion, to be comparable to that Reference Component (a “successor component”), then, upon the Calculation Agent’s notification of that determination to the Issuer, the Calculation Agent will substitute the successor component as calculated by the relevant Component Publisher or any other entity. Upon any selection by the Calculation Agent of a successor component, the Calculation Agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

In the event that a Component Publisher discontinues publication, trading, or listing of a Reference Component and:

•	the Calculation Agent does not select a successor component; or

•	the successor component is not published, traded or listed on any Coupon Determination Date,

the Calculation Agent will compute a substitute price for that Reference Component in accordance with the procedures last used to calculate or determine that Reference Component before any discontinuance. If a successor component is selected or the Calculation Agent calculates a price as a substitute for a Reference Component as described below, the successor component or price will be used as a substitute for that Reference Component for all purposes, including for the purpose of determining whether a market disruption event exists.

Notwithstanding these alternative arrangements, discontinuance of the publication, trading or listing of any Reference Component to which the Notes are linked may adversely affect trading in the Notes.

Market Disruption Events

If the Calculation Agent, in its sole and absolute discretion, determines that a market disruption event (as defined below) in respect of a Reference Component has occurred and is continuing on any day that but for that event would be a Coupon Determination Date, then the applicable determinations in respect of the affected Reference Component will be postponed to the next trading day on which there is no market disruption event in effect in respect of that Reference Component.

However, if on the fifth trading day following the date originally scheduled as a Coupon Determination Date, that Coupon Determination Date has not occurred, then despite the occurrence of any market disruption event in respect of that Reference Component on or after that fifth trading day:

(i)             that fifth trading day will be the Coupon Determination Date in respect of that Reference Component, and

(ii)            where on that fifth trading day a market disruption event in respect of that Reference Component has occurred and is continuing, then the Closing Price of that Reference Component for that Coupon Determination Date used in the calculation of the Coupon Rate will be a price equal to the Calculation Agent’s estimate of the Final Price of that Reference Component as of that fifth trading day reasonably taking into account all relevant market circumstances.

A market disruption event may delay the determination of the Commodity Return or the Commodity Performance of a Reference Component and consequently the calculation of the Coupon Rate that may be payable. Where there has been a market disruption event, payment of the applicable Coupon Payment on a Coupon Payment Date will be made on the Business Day after the Commodity Returns and the Commodity Performances of all Reference Components used in the calculation of the Coupon Rate have been determined.

A “market disruption event” means, in respect of a Reference Component, any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond our reasonable control or any person that does not deal at arm's length with us which has or will have a material adverse effect on the ability of a party to acquire, place, establish, re-establish, substitute, maintain, modify or unwind or dispose of any hedge transaction in respect of such Reference Component or to realize, recover or remit the proceeds of any such hedge transaction. A market disruption event may include, without limitation, any of the following events:

(a)            any suspension of or limitation imposed on trading by the relevant exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise (i) relating to the Reference Component on the exchange(s), or (ii) in futures or options contracts or futures contracts relating to the relevant Reference Components on any relevant exchange;

(b)            the closure (“Early Closure”) on any trading day of the relevant exchange(s) or after it has opened for trading but prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such exchange(s) on such trading day and (ii) the submission deadline for orders to be entered into the exchange system for execution at the close of trading on such trading day;

(c)            any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for, the Reference Components on the relevant exchange(s), or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Components on any relevant exchange;

(d)            the exchange published settlement price for any component of that Reference Component is a “limit price,” which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules;

(e)            the failure on any trading day of the relevant exchange(s) of the relevant Reference Component to open for trading during its regular trading session;

(f)             the failure by the applicable exchange or other price source to announce or publish the settlement price for any component of that Reference Component;

(g)            the adoption, change, enactment, publication, decree or other promulgation of any statute, regulation, rule or notice, howsoever described, or order of any court or other governmental authority, or issuance of any directive or promulgation of, or any change in the interpretation, whether formal or informal, by any court, tribunal, regulatory authority or similar administrative or judicial body of any law, order, regulation, decree or notice, howsoever described, after such date or as a result of any other event which has or would have a material adverse effect on a holder of a Reference Component or in respect of any hedge transaction established in connection with a Reference Component;

(h)            the taking of any action by any governmental, administrative, legislative or judicial authority or power of the United States or any other country, or any political subdivision thereof, which has a material adverse effect on the financial markets of the United States or a country in which any applicable exchange is located;

(i)             any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on our ability to perform our obligations under the Notes or for a party generally to acquire, place, establish, re-establish, substitute, maintain, modify or unwind or dispose of any hedge transaction in respect of such Reference Component or to realize, recover or remit the proceeds of any such hedge transaction in respect of such Reference Component or has or would have a material adverse effect on the United States economy or the trading of securities generally on any relevant exchange;

(j)             an increase in the cost of acquiring, placing, establishing, re-establishing, substituting, maintaining, modifying unwinding or disposing of any hedging transaction in connection with a Reference Component or in the cost of realizing, recovering or remitting the proceeds of any such hedging transaction; or

(k)            any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or any of our affiliates have effected or may effect as to the Notes.

For each Reference Component, “exchange” means any exchange, market or trading system from which prices are derived for use in the calculation of the Closing Price from time to time, subject to the adjustments described above under “—Adjustments to a Reference Component.” For each Reference Component, “related exchange” means any exchange, market or trading system on which futures or options contracts relating to that Reference Component is listed from time to time.

Events of Default

If an event of default with respect to the Notes has occurred and is continuing, the amount declared due and payable on the Notes upon any acceleration of the Notes will be the principal amount of the Notes plus any final Coupon Payment equal to the amount payable as described under the caption “—Calculation of the Coupon Rate,” calculated as if the date of acceleration were the final Coupon Determination Date. For a discussion of the circumstances under which the maturity of your Notes may be accelerated, please see the accompanying prospectus under the heading “Description of the Debt Securities We May Offer—Modification and Waiver of the Debt Securities—Events of Default—Remedies If an Event of Default Occurs.”

If the maturity of the Notes is accelerated because of an event of default, we will, or will cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Certain Definitions

Business Day. “Business Day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto or London.

Trading Day. As to any Reference Component, “trading day” means any day as determined by the Calculation Agent, on which trading is generally conducted on the primary market or exchange for that Reference Component.

Role of the Calculation Agent

The Calculation Agent in its sole discretion will make all determinations in connection with the Notes regarding the Reference Components, market disruption events, adjustments to the Reference Components, discontinuations of the Reference Components, postponements of Coupon Determination Date, Coupon Payment Dates and the Maturity Date, events of default and the amounts payable on your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us or the Calculation Agent for any loss suffered as a result of any of the above determinations or confirmations by the Calculation Agent.

Please note that our affiliate, BMO Capital Markets Corp., is expected to serve as the Calculation Agent for the Notes. We may change the Calculation Agent for your Notes at any time after the date of this pricing supplement without notice and BMO Capital Markets Corp. may resign as Calculation Agent at any time upon 60 days written notice to us.

Listing

Your Notes will not be listed on any securities exchange.

INFORMATION REGARDING THE REFERENCE COMPONENTS

General

The Basket consists of three exchange-traded commodity futures contracts, two of which fall within the agriculture sector and one of which falls within the energy sector, and four commodity spot prices, two of which are in the industrial metals sector and two of which are in the precious metals sector. The inclusion of a commodity in the Basket is not a recommendation to invest in any such commodity. Neither we nor any of our affiliates makes any representation or warranty as to the performance of any Reference Component.

The historical values of the Reference Components are provided for informational purposes only and are not necessarily indicative of the future performance of the Reference Components or what the value of your Notes may be. Any historical upward or downward trend in the values of the Reference Components during any period set forth below is not an indication that the Reference Components are more or less likely to increase or decrease at any time over the term of your Notes. You should not take the historical values of the Reference Components as an indication of future performance, which may be better or worse than the values set forth below.

We obtained the information regarding the historical performance of the Reference Components in the graphs and tables below from Bloomberg Financial Services. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Services.

Spot Prices

Copper Spot Price

The “Copper Spot Price” is the second ring official reference price for copper Grade A on the LME as determined at approximately 12:35 p.m. London time. The Copper Spot Price is a benchmark price for copper used in the markets where copper is sold by a cash seller and settled in U.S. dollars. Copper Grade A is the LME’s second largest traded contract. The copper Grade A futures contract began trading on the LME in June 1986.

The Closing Price for the Copper Spot Price will be the official ‘cash offer’ “settlement price” at 12:35 (London time) quoted in U.S. dollars per metric ton of copper Grade A on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LOCADY <Comdty>.

The LME is an exchange-traded market based in London. Members of the LME typically trade with each other and with their clients on a principal-to-principal basis. The LME is not a cash cleared market, and trading is cleared and guaranteed by a system run by the London Clearing House, which acts as a central counterparty to trades executed between clearing members.

The following graph sets forth the monthly historical performance of the Copper Spot Price in the period from March 30, 2001 through March 31, 2011. This historical data on the Copper Spot Price is not necessarily indicative of the future performance of the Copper Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the Copper Spot Price during any period set forth below is not an indication that the Copper Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the Copper Spot Price was $9,455.50 per metric ton.

Nickel Spot Price

The “Nickel Spot Price” is the second ring official reference price for Primary Nickel on the LME as determined at approximately 13:05 London time. The Nickel Spot Price is a benchmark price for nickel used in the markets where nickel is sold by a cash seller and settled in U.S. dollars. The Primary Nickel futures contract began trading on the LME in April 1979.

The Closing Price for the Nickel Spot Price will be the official ‘cash offer’ “settlement price” at 13:05 p.m. (London time) quoted in U.S. dollars per metric ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and available on Bloomberg page LONIDY <Comdty>.

The following graph sets forth the monthly historical performance of the Nickel Spot Price in the period from March 30, 2001 through March 31, 2011. This historical data on the Nickel Spot Price is not necessarily indicative of the future performance of the Nickel Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the Nickel Spot Price during any period set forth below is not an indication that the Nickel Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the Nickel Spot Price was $26,240.00 per metric ton.

The Closing Prices of copper and nickel will be determined by reference to the official settlement prices of those commodities quoted on the LME. You should make your own investigation into the LME and these commodities to determine whether the Notes are a suitable investment for you. See “Risk Factors—Risk Factors Relating to the Reference Components—An investment in the Notes is subject to risks associated with the trading of commodities on the LME.”

Silver Spot Price

The London Silver Market Fixing Ltd. fixing price (the “Silver Spot Price”) is a benchmark price used in the markets where silver is sold. The Silver Spot Price is the official silver cents fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 p.m. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia–ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch.

The Closing Price for the Silver Spot Price will be the afternoon fixing price per troy ounce of Silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as made public by The London Silver Market Fixing Ltd. and displayed on Bloomberg page SLVRLN <Index>.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of the information provided in this pricing supplement or the accompanying prospectus or the accompanying prospectus supplement. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sales of the Notes, prices at which the Notes are initially to be sold or the quantities of the Notes to be issued or in the determination or calculation of any Coupon Payment. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

The following graph sets forth the monthly historical performance of the Silver Spot Price in the period from March 30, 2001 through March 31, 2011. This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the Silver Spot Price during any period set forth below is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the Silver Spot Price was 4,548.00 cents per troy ounce.

Gold Spot Price

The London Gold Market Fixing Ltd P.M. fixing price (the “Gold Spot Price”) is a benchmark price used in the markets where gold is sold for U.S. Dollars and delivered immediately. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. Dollars as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA. The five current members meet by telephone each London business day at 3:00 p.m. London time to determine the Gold Spot Price. Currently, the five members are the Bank of Nova Scotia–ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A. and Société Générale.

The Closing Price for the Gold Spot Price will be the afternoon fixing price per troy ounce of gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as made public by The London Gold Market Fixing Ltd. and displayed on Bloomberg page GOLDLNPM <Index>.

The following graph sets forth the monthly historical performance of the Gold Spot Price in the period from March 30, 2001 through March 31, 2011. This historical data on the Gold Spot Price is not necessarily indicative of the future performance of the Gold Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the Gold Spot Price during any period set forth below is not an indication that the Gold Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the Gold Spot Price was $1,497.50 per troy ounce.

Futures Contracts

Sugar Futures Contract

The “Sugar Futures Contract” is the first nearby Sugar No. 11 futures contract traded on ICE Futures U.S. The Sugar No. 11 futures contract is the world benchmark contract for raw sugar trading. The contract prices the physical delivery of raw cane sugar, free-on-board the receiver's vessel to a port within the country of origin of the sugar. The Sugar Futures Contract trades in units of 112,000 pounds and requires delivery of the commodity free-on-board the receiver’s vessel to a port in the country of origin of the sugar or in the case of landlocked countries, at a berth or anchorage in the customary port of export.

Generally, for a commodity, futures contracts specifying various delivery months in the future are listed on the applicable exchange, including delivery dates as near as one or two months following the current date or three or four years following the current date. As a futures contract for a particular delivery month approaches that month, it expires and trading in that contract terminates. A first nearby futures contract is the unexpired futures contract next scheduled for delivery.

For example, as of February 25, 2011, the first nearby sugar No. 11 futures contract was the March 2011 contract. Since February 28, 2011 was the last day of trading for the March 2011 contract, as of March 1, 2011, the first nearby sugar No. 11 futures contract is the May 2011 contract.

Trading in each first nearby futures contract ceases on the last business day preceding the delivery month (except January, which is the second business day before the 24th calendar day of the prior month).

Trading hours for the Sugar Futures Contract are from 3:30 a.m. to 2:00 p.m., New York local time. The contract price is in U.S. cents per pound. The Sugar Futures Contract trades in a contract size of 112,000 pounds. The minimum price fluctuation for the Sugar Futures Contract is 1/100 cent per pound, and ICE Futures U.S. does not set forth a standard permitted maximum price fluctuation for the Sugar Futures Contract.

The Closing Price of the Sugar Futures Contract will be the official settlement price for the first nearby Sugar No. 11 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page SB1 <Comdty>; provided however if the applicable Coupon Determination Date falls after the expiration date of the option contract for the first nearby Sugar No. 11 futures contract, the Closing Price will be the official settlement price for the second nearby Sugar No. 11 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page SB2 <Comdty>.

IntercontinentalExchange Inc. acquired the Board of Trade of the City of New York, Inc. (the “NYBOT”), now known as ICE Futures U.S., in January 2007. Sugar futures have traded in New York since 1914, beginning with the predecessors of ICE Futures U.S.: the Coffee, Sugar and Cocoa Exchange and the NYBOT.

The following graph sets forth the monthly historical performance of the settlement price of the Sugar Futures Contract in the period from March 30, 2001 through March 31, 2011. This historical data on the settlement price of the Sugar Futures Contract is not necessarily indicative of the future performance of the settlement price of the Sugar Futures Contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the Sugar Futures Contract during any period set forth below is not an indication that the settlement price of the Sugar Futures Contract is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the settlement price of the Sugar Futures Contract was 24.94 cents per pound.

Brent Crude Oil Futures Contract

The “Brent Crude Oil Futures Contract” is the first nearby Brent crude oil futures contract traded on ICE Futures Europe. Brent crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970’s. The Brent Crude Oil Futures Contract is a deliverable contract based on EFP delivery with an option to cash settle. The contract trades in units of 1,000 barrels.

Trading in each first nearby futures contract ceases on the business day (a trading day which is not a public holiday in England and Wales) immediately preceding:

•	either the 15th day before the first day of the delivery month, if such 15th day is such a business day; or

•	if such 15th day is not a trading day, the next preceding business day.

Trading hours for the Brent Crude Oil Futures Contract is from 01:00 London local time (23.00 on Sundays) to 23:00 London local time. The contract price is in U.S. dollars and cents per barrel. The Brent Crude Oil Futures Contract trades in a contract size of 1,000 barrels (42,000 U.S. gallons). The minimum price fluctuation for the Brent Crude Oil Futures Contract is one cent per barrel, and ICE does not set forth a standard permitted maximum price fluctuation for the Brent Crude Oil Futures Contract. The settlement price on each trading day is the weighted average price of trades during a three minute settlement period from 19:27:00, London time.

The Closing Price of the Brent Crude Oil Futures Contract will be the official settlement price for the first nearby Brent crude oil futures contract quoted in U.S. dollars per barrel on ICE Futures Europe or its successor, as displayed on Bloomberg page CO1 <Comdty>.

IntercontinentalExchange Inc. acquired the International Petroleum Exchange (the “IPE”), now known as ICE Futures Europe, in June 2001. Brent crude oil futures were launched on the IPE in June 1988.

The following graph sets forth the monthly historical performance of the settlement price of the Brent Crude Oil Futures Contract in the period from March 30, 2001 through March 31, 2011. This historical data on the settlement price of the Brent Crude Oil Futures Contract is not necessarily indicative of the future performance of the settlement price of the Brent Crude Oil Futures Contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the Brent Crude Oil Futures Contract during any period set forth below is not an indication that the settlement price of the Brent Crude Oil Futures Contract is more or less likely to increase or decrease at any time over the term of the Notes. On April 26, 2011, the settlement price of the Brent Crude Oil Futures Contract was $124.14 per barrel.

Cotton Futures Contract

The “Cotton Futures Contract” is the first nearby Cotton No.2 futures contract traded on ICE Futures U.S. The Cotton No. 2 futures contract is for the physical delivery of strict low middling quality cotton, 1 2/32nd inch staple length, to one of five U.S. locations (Galveston, Houston, New Orleans, Memphis and Greenville/Spartanburg).

Trading in each first nearby futures contract ceases on the seventeenth business day from the end of the delivery month.

Trading hours for the Cotton Futures Contract are from 9:00 p.m. to 2:30 p.m. the next day, New York local time. The contract price is in U.S. cents per pound. The Cotton Futures Contract trades in a contract size of 50,000 pounds net weight. The minimum price fluctuation for the Cotton Futures Contract is 1/100 cent per pound, and the permitted maximum price fluctuation for the Cotton Futures Contract is 3 cents above or below the previous day’s settlement price, subject to expansion in certain circumstances.

The Closing Price of the Cotton Futures Contract will be the official settlement price for the first nearby deliverable grade Cotton No. 2 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page CT1 <Comdty>; provided however if the applicable Coupon Determination Date falls after the expiration date of the option contract for the first nearby Cotton No. 2 futures contract, the Closing Price will be the official settlement price for the second nearby Cotton No. 2 futures contract quoted in U.S. cents per pound on ICE Futures U.S. or its successor, as displayed on Bloomberg page CT2 <Comdty>.

IntercontinentalExchange Inc. acquired NYBOT, now known as ICE Futures U.S., in January 2007. Cotton futures have traded in New York since 1870, beginning with the predecessors of ICE Futures U.S.: the New York Cotton Exchange and the NYBOT.

The following graph sets forth the monthly historical performance of the settlement price of the Cotton Futures Contract in the period from March 30, 2001 through March 31, 2011. This historical data on the settlement price of the Cotton Futures Contract is not necessarily indicative of the future performance of the settlement price of the Cotton Futures Contract or what the value of the Notes may be. Any historical upward or downward trend in the settlement price of the Cotton Futures Contract during any period set forth below is not an indication that the settlement price of the Cotton Futures Contract is more or less likely to increase or decrease at any time over the term of the Notes. On April 28, 2011, the settlement price of the Cotton Futures Contract was 152.02 cents per pound.

None of ICE Futures Europe or ICE Futures U.S. is under any obligation to continue to trade, and may discontinue trading of, any Futures Contract. The consequences of the discontinuation of trading in, or the modification of, a Futures Contract is described in the sections above “Specific Terms of the Notes—Adjustments to a Reference Component” and “—Discontinuance of a Reference Component.”

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus and the accompanying prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of the commodities or other assets included in or represented by the Reference Components, or listed or over-the-counter options, futures and other instruments linked to the Reference Components or the Underlying Commodities. In addition, from time to time after we issue the Notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the Notes. Consequently, with regard to your Notes, from time to time we or our affiliates expect to acquire or dispose of commodities or other assets included in or represented by the Reference Components or positions in listed or over-the-counter options, futures or other instruments linked to the Reference Components or the Underlying Commodities.

We or our affiliates may acquire a long position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we or our affiliates expect to close out hedge positions relating to the Notes and possibly relating to other securities or instruments with returns linked to the Reference Components or the Underlying Commodities. We expect these steps to involve sales of instruments linked to the Reference Components or the Underlying Commodities on or shortly before the Coupon Determination Dates. These steps may also involve transactions of the types contemplated above. Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above; similarly, we may elect not to enter into any such transactions. Investors will not have knowledge about our hedging positions.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No holder of any Notes will have any rights or interest in our hedging activity or any positions we or any counterparty may take in connection with our hedging activity.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain tax considerations relating to the Notes.  It does not purport to be a complete analysis of all tax considerations relating to the Notes.  Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

The following applies to a holder of Notes who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, is not and is not deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Bank, is not an insurer and does not use or hold Notes in a business carried on in Canada or in connection with an adventure in the nature of trade. This summary does not apply to a holder who transfers a Note to a person who is or is deemed to be resident in Canada under the Tax Act and with whom the holder does not deal at arm’s length for purposes of the Tax Act. Such holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) as in force on the date hereof, counsel’s understanding of the current administrative and assessing practices of the CRA and all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative or assessing practices, whether by legislative, governmental or judicial action. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Notes, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be legal or tax advice to any holder. Holders should consult their own tax advisors for advice with respect to the income tax consequences of an investment in the Notes, based on their particular circumstances.

Canadian withholding tax should not apply to any interest or principal paid or credited on a Note to a holder, nor to proceeds of disposition of a Note paid or credited to a holder. No other Canadian tax on income or gains will be payable by a non-resident initial holder on interest or principal paid or credited on a Note or on the proceeds of disposition of a Note.

Supplemental United States Federal Income Tax Considerations

The following is a general description of certain U.S. tax considerations relating to the Notes.  It does not purport to be a complete analysis of all tax considerations relating to the Notes.  Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments under the Notes.  This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-United States Holders” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.  We intend to treat any interest with respect to the Notes, as determined for U.S. federal income tax purposes, as from sources within the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We intend to treat the Notes as debt instruments subject to the Treasury regulations governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield.  A projected payment schedule with respect to a Note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield.  This projected payment schedule will consist of the principal amount, any noncontingent payments provided under the terms of the Note, and a projection for tax purposes of each contingent payment.  These rules will generally have the effect of requiring you to include amounts in income in respect of the Notes prior to your receipt of cash attributable to that income.

The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period.  The adjusted issue price of the Notes will equal the original offering price of the Notes plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any payments previously made on the Notes.

The comparable yield and projected payment schedule for a particular Note can be obtained by contacting the US Retail Investor Solutions Group via email at investor.solutions@bmo.com or via telephone on 1-877-369-5412. You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes treated as a contingent payment debt instrument unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.  Any IRS Form 1099-OID will be based on such comparable yield and projected payment schedule.

In addition to accruing interest income in accordance with the comparable yield, you will be required to make adjustments (as described below) if the actual amounts you receive in any taxable year differs from the projected payment schedule.

If, during any taxable year, you receive actual payments with respect to the Notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under applicable Treasury regulations equal to the amount of such excess.  You will treat a net positive adjustment as additional interest income in that taxable year.

If you receive in a taxable year actual payments with respect to the Notes that, in the aggregate, are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under applicable Treasury regulations equal to the amount of such deficit.  This net negative adjustment will (a) reduce interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.  Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, redemption or maturity of the Notes.  A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

If you purchase a Note for an amount that differs from the adjusted issue price of such Note at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Note and its adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If you purchase a Note for an amount that is less than the adjusted issue price of the Note, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Note to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph.  If you purchase a Note for an amount that is greater than the adjusted issue price of the Note, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Note to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph.  Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any IRS Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any IRS Form 1099-OID.

If a contingent payment on the Notes becomes fixed (within the meaning of applicable Treasury regulations) more than six months before the payment is due, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount.  The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield.  If all contingent payments on the Notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that you should take into account positive or negative adjustments in respect of such contingent payments over the period to which they related in a reasonable manner.  You should consult your tax advisor as to what would be a “reasonable manner” in your particular situation.

You will recognize gain or loss on the sale or maturity of a Note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Note.  In general, your adjusted basis in a Note will equal the amount you paid for the Note, increased by the amount of interest you previously accrued with respect to the Note (in accordance with the comparable yield for the Note), decreased by the projected amount of any payments previously made on your Note, and increased or decreased by the amount of any positive or negative adjustment that you are required to make if you purchase your Note at a price other than the adjusted issue price as set forth under the rules described above.

Any gain you recognize on the sale or maturity of a Note will be ordinary interest income.  Any loss that may be recognized upon the sale or maturity of such Note generally will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Note exceeded the total net negative adjustments that you took into account as ordinary loss, and thereafter will be capital loss. The deductibility of capital losses is limited.

Additional Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain United States holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income.  For individual United States holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately).  “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.  Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains.  You are urged to consult your own tax advisor regarding the implications of the additional Medicare tax resulting from an investment in the Notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.  Notwithstanding such discussion, payments on the Notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return.  You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.

Non-United States Holders

The following discussion applies to non-United States holders of the Notes.  You are a non-United States holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Payments made to a non-United States holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on IRS Form W-8BEN (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes.  In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Internal Revenue Code.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Internal Revenue Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Internal Revenue Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Internal Revenue Code but may be subject to similar provisions under applicable federal, state, local, non-U.S., or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Internal Revenue Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of Notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”). Any Plan fiduciary relying on the Service Provider Exemption and purchasing Notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption. If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of Notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the Notes. Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption. There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the Notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or that purchase, holding or disposition is not otherwise prohibited. By its purchase of any Notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the Notes offered hereby that either (i) it is not and for so long as it holds a Note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the Notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Internal Revenue Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMO Capital Markets Corp. will purchase the Notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMO Capital Markets Corp. has informed us that, as part of its distribution of the Notes, it will reoffer the Notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the Notes, will purchase the Notes at an agreed discount to the initial public offering price. BMO Capital Markets Corp. or another of our affiliates may repurchase and resell outstanding Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale. We may decide to sell additional Notes after the Pricing Date but prior to the Issue Date, at a price to public, underwriting commission and net proceeds that differ from the amounts set forth on the cover page of this pricing supplement. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the underwriter for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the Notes as a recommendation of the merits of acquiring an investment linked to the Reference Components or as to the suitability of an investment in the Notes.